Mail Stop 0407

      							March 18, 2005

Via U.S. Mail and Fax (214-382-3631)
Mr. Michael J. Poss
Chief Financial Officer
Lighting Science Group Corporation
2100 McKinney Ave., Suite 1555
Dallas, TX  75201

	RE:	Lighting Science Group Corporation
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed February 9, 2005
		File No. 0-20354

Dear Mr. Poss:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

Financial Statements

1. We note that you have not presented audited pre-emergence comparative financial statements for the period January 1 through September 26, 2003. We understand that paragraph 40 of SOP 90-7 states that comparative financial statements that straddle a confirmation date should not be presented. However, as footnote 2 of that paragraph indicates, it is the staff`s position to require the presentation of predecessor financial statements. We would not object if you presented those statements in far right hand column after "cumulative from September 26, 2003 through December 31, 2004,"
separating the predecessor financial statements column with a bold face line. Please revise or advise.

Note 1: Nature of Business and Summary of Significant Accounting
Policies

	Acquisition-related intangible assets

2. We note your intellectual property is being amortized over twenty years beginning June 1, 2004. Tell us how you determined its estimated useful life.

	Impairment

3. We note your reorganization value in excess of amounts allocable to identifiable assets of $2,793,224 and that in accordance with FAS
142 the reorganization value is treated the same as goodwill and is not amortized. The circumstances giving rise to this reorganization value were created from the bankruptcy of the company prior to the acquisition of the Lighting Science, Inc. We also note that as of the date of your report, the Company continues with its plans to develop and sell products based upon the technology acquired in the acquisition of Lighting Science. Based on the above information and per paragraph 36 of FAS 142, it appears that you have two reporting units, one for the company`s assets prior to the acquisition of Lighting Science, Inc. and one for Lighting Science, Inc assets acquired on June 1, 2004. Tell us and disclose how you have tested reorganization value, specifically addressing the two step approach, and the reporting units used. Please revise or advise.

Item 8A. Controls and Procedures

4. We note your statement that your chief executive officer and your chief financial officer "have concluded that adequate internal controls and systems are in place to alert management to matters that require disclosure to appropriate reporting authorities." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective (emphasis added). Please amend your Form 10-KSB to comply with the disclosure requirements of Item 307 of Regulation S-B. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures (emphasis added).








*    *    *    *

      As appropriate, please amend your Forms 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 824-5288 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
942-1876 if you have questions regarding comments 1 through 3 on the financial statements and related matters. Please contact Reginald Norris, Staff Attorney, at (202) 942-2875 regarding comment 4, or me, at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Michael J. Poss
Lighting Science Group Corporation
March 18, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE